UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: May 1, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Listing on the Stock Exchange of Hong Kong Limited.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-188261) filed with the United States Securities and Exchange Commission (the “SEC”) on 1 May 2013, as amended by the post-effective amendment No.1 to the registration statement filed with the SEC on 22 April 2014 and the post-effective amendment No.2 to the registration statement filed with the SEC on 27 April 2015.

NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED
CNOOC Finance (2015) Australia Pty Ltd
(Incorporated in Victoria, Australia) as Issuer

US$1,500,000,000 2.625% Guaranteed Notes due 2020
(Stock Code: 5506)

US$300,000,000 4.200% Guaranteed Notes due 2045
(Stock Code: 5507)

CNOOC Finance (2015) U.S.A. LLC
(Formed in the State of Delaware) as Issuer

US$2,000,000,000 3.500% Guaranteed Notes due 2025
(Stock Code: 5508)

Unconditionally and irrevocably guaranteed by

 (Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners
(in alphabetical order)

BOC International	Citigroup	Credit Suisse	Goldman Sachs (Asia) L.L.C.

Joint Bookrunners
(in alphabetical order)

BofA Merrill Lynch	CICC HK Securities	ICBC International	J.P. Morgan
Morgan Stanley	Société Générale Corporate & Investment Banking	Standard Chartered Bank

Applications have been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in (i) US$1,500,000,000 aggregate principal amount of 2.625% notes due 2020 (the “2020 Notes”) and US$300,000,000 aggregate principal amount of 4.200% notes due 2045 (the “2045 Notes”) of CNOOC Finance (2015) Australia Pty Ltd; and (ii) US$2,000,000,000 aggregate principal amount of 3.500% notes due 2025 (the “2025 Notes”, together with the 2020 Notes and 2045 Notes, the “Notes”) of CNOOC Finance (2015) U.S.A. LLC, guaranteed by the Company by way of debt issue to professional investors only as described in the prospectus dated 27 April 2015, the free writing prospectus dated 28 April 2015 and the prospectus supplement dated 29 April 2015, and such permission to deal in the Notes is expected to become effective on or about 6 May 2015.

Hong Kong, 30 April 2015

As at the date of this announcement, the Board of CNOOC Finance (2015) Australia Pty Ltd comprises:

Cheng Chi, Chen Yan and Lu Yongfeng

As at the date of this announcement, the sole member of CNOOC Finance (2015) U.S.A. LLC is:

Nexen Energy Holdings U.S.A. Inc.

As at the date of this announcement, the Board of the Company comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Wang Jiaxiang